UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No.  1)*

Concurrent Computer Corporation
(Name of Issuer)

common, 0.010000 par value per share
(Title of Class of Securities)

206710204
(CUSIP Number)

Friday, August 17, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 206710204

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Raj Rajaratnam

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 6,956,020

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 6,956,020

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,956,020

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.71% (Based upon 71,660,000 shares of common outstanding)

12.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 206710204

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Galleon Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 3,149,813

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 3,149,813

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,149,813

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.4% (Based upon 71,660,000 shares of common outstanding)

12.	Type of Reporting Person (See Instructions) IA

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CUSIP No. 206710204

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Galleon International Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 157,007

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 157,007

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 157,007

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) .22% (Based upon 71,660,000 shares of common outstanding)

12.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 206710204

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Galleon Special Opportunities Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 3,649,200

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 3,649,200

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,649,200

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.09% (Based upon 71,660,000 shares of common outstanding)

12.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 206710204

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Galleon Special Opportunities Master Fund, SPC Ltd. - Galleon Crossover Segregated Portfolio

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 3,649,200

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 3,649,200

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,649,200

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.09% (Based upon 71,660,000 shares of common outstanding)

12.	Type of Reporting Person (See Instructions) CO

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Item 1.

(a)	Name of Issuer

Concurrent Computer Corporation

(b)	Address of Issuer’s Principal Executive Offices

4375 River Green Parkway Suite 100, Duluth GA 30096

Item 2.

(a)	Name of Person Filing

Raj Rajaratnam
Galleon Management, L.P.
Galleon International Management, LLC
Galleon Special Opportunities Management, LLC
Galleon Speical Opportunities Master Fund, SPC, Ltd. - Galleon Crossover Segregated Portfolio

(b)	Address of Principal Business Office, or if none, Residence

For Galleon Management, L.P.:
590 Madison Avenue, 34th Floor
New York, NY  10022

For each Reporting Person other than Galleon Management, L.P.:
c/o Galleon Management, L.P.
590 Madison Avenue, 34th floor
New York, NY  10022

(c)	Citizenship

For Raj Rajaratnam:  United States
For Galleon Management, L.P.:  Delaware
For Galleon International Management, LLC:  Delaware
For Galleon Special Opportunities Management, LLC:  Delaware
For Galleon Special Opportunities Master Fund, SPC Ltd. - Galleon Crossover Segregated Portfolio:
Cayman Islands

(d)	Title of Class of Securities

common, $0.010000 par value per share

(e)	CUSIP Number

206710204

Item 3.   If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the                person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in Section 3 (a) (6) of the Act.

(c)	☐ Insurance Company as defined under Section 3 (a) (19) of the Act.

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act.

(e)	☐ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

(f)	☐ Employee Benefit Plan, Pension Fund which is subject to the provision of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b) (ii) (F);

(g)	☐ Parent Holding Company, in accordance with Section 240.13d-1 (b) (ii) (G);

(h)	☐ Group, in accordance with Section 240.13d-1 (b) (1) (ii) (H);

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Item 4.   Ownership:

With respect to the beneficial ownership of the reporting person, see items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

Galleon Management, L.P. has beneficial ownership of the shares which are the subject of this filing through the invesment discretion it exercises over its clients’ accounts. Although such accounts do not have beneficial ownership of such shares for purposes of Section 13 and Section 16 of the Securities Exchange Act of 1934, one account managed by Galleon Management, L.P. , Galleon Special Opportunities Master Fund, SPC Ltd. - Galleon Crossover Segregated Portfolio owns of record more than 5% of the Issuer’s outstanding shares.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group Not Applicable

Item 9.   Notice of Dissolution of Group.

Not Applicable

Item 10.   Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my information and belief, I certify that the information set forth in this statement is true, complete, and correct.

Monday, August 20, 2007 —————————————————
(Date)

RAJ RAJARATNAM, for HIMSELF;
For GALLEON MANAGEMENT, L.P. as the Managing Member of its General Partner, Galleon Management, L.L.C.;
For GALLEON SPECIAL OPPORTUNITIES MANAGEMENT, L.L.C., as its Managing Member
For GALLEON SPECIAL OPPORTUNITIES MASTER FUND, SPC LTD. - Galleon Crossover Segregated Portfolio as the Managing Member of Galleon Special Opportunities Management, L.L.C. which in turn is an Authorized Signatory

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Exhibit 1

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concening him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate in this statement is true, complete and correct.

RAJ RAJARATNAM, for HIMSELF;
For GALLEON MANAGEMENT, L.P. as the Managing Member of its General Partner, Galleon Management, L.L.C.;
For GALLEON SPECIAL OPPORTUNITIES MANAGEMENT, L.L.C., as its Managing Member
For GALLEON SPECIAL OPPORTUNITIES MASTER FUND, SPC LTD. - Galleon Crossover Segregated Portfolio as the Managing Member of Galleon Special Opportunities Management, L.L.C. which in turn is an Authorized Signatory

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